02047719

As filed with the Securities and Exchange Commission on August 7, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

P.E. 8/1/02

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of August 2002

Commission file number: 0-30524

Industriförvaltnings AB Kinnevik

(Exact name of Registrant as specified in its charter)

Kinnevik Industrial Management Corporation
(Translation of Registrant's name into English)

SWEDEN
(Jurisdiction of incorporation or organization)

Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Industriförvaltnings AB Kinnevik

Interim Report 2002

January 1 - June 30

ADMINISTRATION

The shareholders voted at the Annual General Meeting on May 17 in favour of the Kinnevik Board's proposal to pay a cash dividend of SEK 2 per share.

On June 19, Kinnevik entered into an agreement with Sveaskog for the sale of 200,000 hectares of forest land, corresponding to one third of Korsnäs's total forest holdings, and the sawmilling operations within Korsnäs. The transaction is expected to be completed towards the end of August. Supply agreements have been reached with Sveaskog that will guarantee the supply of fibre to Korsnäs' mill in Gävle. The proceeds of the sale are expected to amount to MSEK 2,060; there will be a capital gain of MSEK 750, once revaluations have been allocated uniformly over the entire forest holding. As the sale will not be recognised in the accounts until final settlement has been received, the transaction has had no effect on the stated second quarter result in this interim report.

Since 1976, Kinnevik's shares have generated an average effective yield of 17% per year as a result of rising prices and dividends, including the value of subscription offers. During the past five years, Kinnevik's shares have generated an average effective yield of -5% per year.

The value of the Group's holdings of listed securities amounted to MSEK 5,183 at June 30, 2002, which is MSEK 7,544 lower than the value of MSEK 12,727 on December 31, 2001. On August 5, 2002 the value was MSEK 4,732, which means that book value exceeds market value of the Group's listed portfolio by MSEK 7,061 on that date. The book value of the shareholdings is subject to regular appraisal in accordance with generally accepted accounting standards.

RESULT FOR THE FIRST SIX MONTHS OF 2002

Net turnover for the first six months of 2002 amounted to MSEK 3,208 (3,187). The Korsnäs Holding group's net turnover amounted to MSEK 3,053 (3,040). The net turnover of Other subsidiaries amounted to MSEK 159 (147).

Operating income was MSEK 375 (544). This figure includes income from corporate development and income from sales of securities of MSEK 39 (150). After adjustment for these non-recurring items, operating income decreased by 15% from MSEK 394 to MSEK 336.

Kinnevik's interest in the earnings of affiliated companies amounted to a net loss of MSEK 245 (loss 174), of which Millicom International Cellular S.A. (MIC) accounted for a loss of MSEK 117 (loss 166) and Metro International S.A. (Metro) for a loss of MSEK 98 (–).

Financial revenue and expense amounted to a net expense of MSEK 166 (expense 156), of which exchange rate differences represented a loss of MSEK 10 (gain 11).

RESULT FOR THE SECOND QUARTER OF 2002

Net turnover for the second quarter of 2002 amounted to MSEK 1,664 (1,588). The Korsnäs Holding group's net turnover amounted to MSEK 1,583 (1,508). The net turnover of Other subsidiaries amounted to MSEK 85 (79).

Operating income was MSEK 182 (356). This figure includes income from corporate development and income from sales of securities of MSEK 3 (150). After adjustment for these non-recurring items, operating income decreased by 13% from MSEK 206 to MSEK 179.

Kinnevik's interest in the earnings of affiliated companies amounted to a net loss of MSEK 85 (loss 99), of which MIC accounted for a loss of MSEK 28 (loss 98) and Metro for a loss of MSEK 44 (–).

Financial revenue and expense amounted to a net expense of MSEK 80 (expense 81), of which exchange rate differences represented a gain of MSEK 5 (gain 7).

MELLERSTA SVERIGES LANTBRUKS AB

A warm spring gave a good start to the Swedish cultivation, and the crops have developed well. However, the prolonged period of heavy rain during the summer will do little for the quality of the coming harvest.

There is considerable demand among consumers for ecological groceries. The proportion of ecologically grown crops is currently 55%, a figure that will increase further in the future. The EU subsidies for cultivation for 2002 will be on the same level as for last year.

After a very hot, dry early summer in Poland followed by heavy rain, harvests are expected to be small. The past few months have seen the extensive cultivation of previously unused land, which will not produce any harvests until the autumn of 2003. Grain prices in the region are currently falling, which will probably have an adverse effect on profitability.

The estates in Poland cover a total area of 6,687 hectares, with 692 dairy cattle and 728 young animals.

The net turnover of the Swedish operations was MSEK 4 (10) during the first half of the year, and the operating result was a loss of MSEK 2 (income 6). The net turnover of Rolnyvik, the Polish affiliate, amounted to MSEK 7 (–) and its operating result was a loss of MSEK 5 (–).

KORSNÄS HOLDING AB

Korsnäs Holding AB is the parent company of Korsnäs AB, which, together with its subsidiary companies, makes up the Korsnäs group. The Korsnäs group's net turnover for first six months of the year amounted to MSEK 3,053 (3,040) and its operating income was MSEK 349 (446). The operating margin was 11.4% (14.7). Income after financial net amounted to MSEK 388 (538).

Korsnäs Forestry

The period was marked by storm felling in the late autumn of 2001. Korsnäs's own harvesting activities during the period were therefore concentrated on its own storm-felled forests. The lower efficiency of harvesting in storm-felled forests resulted in a lower harvested volume than for the same period last year.

Storm damage therefore had an adverse effect on the result for the first half of the year. The wood market was characterised by stable prices for saw timber. During the period, pulpwood prices returned to the levels established before the storm damage. The measures taken to reduce the amount of capital tied up in stocks, together with a lower volume of harvesting, resulted in a reduction in stocks. Stocks of both hardwood and softwood pulpwood were reduced some 20%.

The transition from harvesting with employed personnel using company-owned machines to outsourcing from sub-contractors has been completed.

In June, an agreement was reached with Sveaskog on the sale of 200,000 hectares of forest land, corresponding to one third of Korsnäs's total forest holdings. Supply agreements have been reached with Sveaskog that will guarantee the supply of fibre to Korsnäs' mill in Gävle.

Korsnäs Forestry's net turnover for the first six months of the year amounted to MSEK 761 (804) and operating income was MSEK 82 (121).

Korsnäs Industrial

During the period, the market was characterised by growing demand for paper and paperboard products. The market for fluff pulp was stable. The first six months' deliveries of paper, pulp and paperboard products were slightly above levels for the same period last year. Price levels on the market were relatively stable during the period, although the effect of price adjustments made in late 2001 and currency fluctuations during the first half of the year was to bring the average price of market products from Korsnäsverken slightly below the level for the first half of last year. Total revenue was therefore some 1% lower than for the same period in 2001. However, the firm demand for paper and paperboard products has made it possible to raise prices, and this will be done during the summer. On the cost side, the effects of the ongoing efficiency program continue to show through in the form of lower personnel and other costs. Personnel and capacity levels in specific product areas are currently being adjusted, and measures are being taken to reduce working capital. Inventories and accounts receivable are well below their levels at the end of June 2001.

At Korsnäsverken, output during the first half of the year amounted to 330,000 tonnes, a decrease of 2% on the 336,000 tonnes produced during the corresponding period last year. This is in line with the planned restructuring of production after taking PM3 out of production in March 2002. The production of paper and paperboard on PM4 has been running very well since its rebuilding, with gradually increasing capacity ahead of planned levels and quality levels that are well in line with expectations.

Despite the cost-cutting measures, the price erosion combined with the strengthening of the krona have caused a slight deterioration in the result.

Redwood products were in firm demand on the market during the first six months of the year and prices were stable. The far-reaching rationalisation program launched last year has helped to lower the cost base. This, together with higher production than last year, has improved profitability. In June, an agreement was reached with Sveaskog on the sale of Kastet sawmill.

Korsnäs Industrial's net turnover for the first six months of the year amounted to MSEK 2,175 (2,174) and operating income was MSEK 278 (382).

Korsnäs Packaging

Market conditions for Korsnäs Packaging have remained weak, particularly in Germany. Sales volumes, however, recovered after a number of new customer contracts were signed. In view of the higher raw material costs, a price increase was announced to come into effect on July 1, 2002, which is expected to improve operating margins.

Excluding the losses incurred by the newly opened business in the USA, other operations showed a positive operating income for the first six months of the year. The restructuring program has continued at an intense pace with further personnel cutbacks. The factory on the Canary Islands was closed at the end of 2001; the factory in Croatia was closed during the first half of

2002 and production capacity transferred to other existing units, which has greatly reduced costs. During the period a sack factory was also acquired in Germany.

Korsnäs Packaging's net turnover for the first six months of the year amounted to MSEK 787 (804) and the operating result was a loss of MSEK 11 (loss 57).

CIS CREDIT INTERNATIONAL SERVICES AB

CIS was founded in 1995 and offers a complete range of debt collection services. CIS's debt collection business is one of Scandinavia's largest. In addition to this, the company offers all the services that are provided by a company's financial department, such as sales and purchase ledgers, accounting and credit information. CIS also offers a range of payroll administration services.

CIS's customers have access to specialists who handle the administration efficiently and to effective and flexible business systems with modern web interfaces. This enables customers to offer higher quality at lower cost and gives them the opportunity to sharpen the focus on their core businesses.

Together with the work that has been done to streamline production, the investments made in IT and on the applications side have helped to improve system utilisation and improved profitability for CIS.

CIS's customers include MTG, the Swedish Judiciary Administration, Tele2, SCA, Carlsberg, Busslink and Nordea. During the period new customers were acquired, mainly within the debt collection and finance business areas.

At June 30, 2002, CIS had 262 (231) employees, an increase of 13%.

Net turnover for the first six months of the year amounted to MSEK 102 (80), an increase of 28%. Operating income amounted to MSEK 17 (2).

WORLDWIDE LOYALTY B.V.

The role of Worldwide Loyalty B.V. is to provide loyalty programs and targeted market activities for its customers through the "Collect" bonus club. The company commenced operations in Sweden in 1998 when it launched "Collect" on behalf of its customers: Comviq, Kabelvision, Tele2 and Viasat. Between 1999 and 2001, Sydkraft, an electricity and power supplier, Flygvaruhuset, a chain of travel agents, Moderna Fonder, a fund management company, Hertz car hire and the First Hotels hotel chain became affiliated.

The business is conducted mainly in Sweden and Denmark through wholly owned subsidiaries, as well as in Norway through the affiliated company Trumf Holding AS (Collect Trumf), in which Worldwide Loyalty B.V. has a 33% interest. Collect Trumf's largest clients are Norska Shell, the Norgesgruppen convenience goods company, Tele2 and Viasat.

"Collect" in Scandinavia has some 2,460,000 members, of whom about 900,000 are in Sweden, 60,000 in Denmark and 1,500,000 in Norway.

Net turnover for the first six months of the year amounted to MSEK 20 (27). The decline in turnover is due to a reduction in relation to last year in the number of countries being canvassed on the Continent. The operating result was a loss of MSEK 1 (loss 18). Collect Trumf had a turnover of MSEK 53 (50) and operating income of MSEK 0 (3) for the period.

OTHER SUBSIDIARIES

Other subsidiaries include AirTime (AT) AB (55% interest), N.P. Birraria Hugo's in Kosovo, Förvaltnings AB Eris & Co. and Bison Air AB.

AirTime's business consists of selling advertising time on TV and radio. The persistently weak sales have been offset by further cost-reduction measures during the first half of the year.

In 2001, N.P. Birraria Hugo's started production of the only domestically produced lager beer in Kosovo.

The net turnover of Other subsidiaries for the first six months of the year amounted to MSEK 33 (30) and the operating result was a loss of MSEK 7 (loss of 16).

AFFILIATED COMPANIES AND OTHER INVESTMENTS

At June 30, 2002, Kinnevik's long-term holdings comprised the following listed securities:

- Millicom International Cellular S.A. ("MIC"), 17,054,500 shares, corresponding to 35% of the votes and capital.
- Tele2 AB ("Tele2"), 23,792,443 shares corresponding to 19% of the votes and 16% of the capital. As a result of Tele2 reclassifying "A" shares to "B" shares in July 2002 Kinnevik now controls 24% of the votes.
- Modern Times Group MTG AB ("MTG"), 4,947,718 shares corresponding to 17% of the votes and 8% of the capital.
- Metro International S.A. ("Metro"), 15,937,709 shares corresponding to 28% of the votes and 15% of the capital.
- Viking Telecom AB ("Viking"), 4,657,000 shares corresponding to 24% of the votes and capital.
- Cherryföretagen AB ("Cherry"), 5,853,833 shares corresponding to 26% of the votes and 29% of the capital.
- Invik & Co. AB ("Invik"), 391,430 shares corresponding to 9% of the votes and 5% of the capital.

MILLICOM INTERNATIONAL CELLULAR S.A.

The market value of Kinnevik's holding in MIC was MSEK 250 as of June 30, 2002. On August 5, 2002, the market value was MSEK 197. MIC's shares are listed on Nasdaq in New York and on the Luxembourg Stock Exchange.

MIC is a global provider of mobile telecom services with operations in Asia, Latin America and Africa. MACH, the world's leading GSM clearing company, is also a member of the MIC group.

MIC is currently a shareholder in 19 companies in 18 countries that together represent a market of 496 million people. The total number of subscribers in these companies on June 30, 2002 was 3,748,274 (2,936,929), which represents an increase of 28% over the previous 12-month period. On a pro rata basis in relation to MIC's equity holdings, the number of subscribers was 2,696,376 (2,150,501), an increase of 25%. The subscriber base of Tele2, in which MIC has a minority interest, is not included in the above figures.

Net turnover for the first six months of the year amounted to MUSD 294 (334). Operating income amounted to MUSD 45 (44). The company's result after financial net was a loss of MUSD 24 (loss 55).

METRO INTERNATIONAL S.A.

The market value of Kinnevik's holding in Metro was MSEK 192 as of June 30, 2002. On August 5, 2002, the market value was MSEK 136. Metro's "A" and "B" shares are listed on Stockholmsbörsen's "O" list and on Nasdaq in New York.

Metro is the world's largest free newspaper and is published in 23 editions in 15 countries in 13 languages. The newspaper is the fastest expanding publication in the world with a total circulation of 4.1 million and more than 10 million readers per day. Revenue is generated by selling advertising space.

Net turnover for the first six months of the year amounted to MUSD 65 (56). Operating result was a loss of MUSD 31 (loss of 40). The company's result after financial net was a loss of MUSD 40 (loss of 37).

FINANCIAL POSITION

The Group's liquid funds, including short-term investments and undrawn credit facilities, amounted to MSEK 1,646 (1,770) as of June 30, 2002.

The Group's net interest-bearing debt amounted to MSEK 7,614 (7,210).

The average cost of interest for the first six months of the year was 4.7% (4.5%) (calculated as interest expense in relation to average interest-bearing debt excluding pension liabilities).

The Group's fixed capital expenditure (excluding investments in financial fixed assets) during the period amounted to MSEK 262 (159).

The equity ratio was 52% (53%) at June 30, 2002. After taking into account the premium over the book value (2002 deficiency) of listed securities, the equity ratio was 35% (56%).

The net effect of the Group's in- and outflows in foreign currencies represents, on an annual basis, a net inflow of approximately MSEK 1,500.

PARENT COMPANY

The parent company's net turnover for the first six months of the year amounted to MSEK 7 (7). Income from corporate development and income from sales of securities amounted to a loss of MSEK 22 (income 150).

Financial revenue and expense amounted to a net expense of MSEK 28 (expense 59).

The parent company's result after financial net was a loss of MSEK 69 (income 70).

Fixed capital expenditure amounted to MSEK 84 (30), of which MSEK 83 (30) related to investments in financial fixed assets.

The parent company's liquid funds, including short-term investments and undrawn credit facilities, amounted to MSEK 351 (59) at June 30, 2002.

Interest-bearing external debt amounted to MSEK 3,842 (4,253).

NEXT FINANCIAL REPORT

The interim report for January-September 2002 will be published on October 24, 2002.

Stockholm, August 6, 2002

The Board

This interim report has not been subject to specific review by the company's auditors.

CONSOLIDATED INCOME STATEMENT (MSEK)

	2001 Full year	2001 Jan. 1-June 30	2002 Jan. 1-June 30
Net turnover	6,120	3,187	3,208
Cost of sales	-5,042	-2,507	-2,571
Gross result	1,078	680	637
Expenses for selling, administration, research and development	- 628	- 329	- 325
Income from corporate development	- 4	0	- 1
Income from sales of securities	27	150	40
Other operating income	222	121	85
Other operating expenses	- 350	- 78	- 61
Operating income	345	544	375
Participations in affiliated companies	- 487	- 174**	- 245
Net financial items	- 320	- 156	- 166
Income after financial items	- 462	214	- 36
Taxes	- 104	- 121	- 103
Minority share in income	- 4	0	0
Net result for the period	- 570	93	- 139
Earnings per share before/after dilution, SEK	- 9.06	1.48	- 2.21
Total number of shares before/after dilution	62,938,677	62,938,677	62,938,677

REVIEW OF THE GROUP (MSEK)

	2001 Full year	2001 Jan. 1-June 30	2002 Jan. 1-June 30
Breakdown of net turnover by business area			
Mellersta Sveriges Lantbruks AB	12	10	4
Korsnäs Holding AB	5,842	3,040	3,053
CIS Credit International Services AB	170	80	102
Worldwide Loyalty B.V.	31	27	20
Other subsidiaries	69	30	38
Parent company, holding companies and eliminations	- 4	0	- 4
Total	6,120	3,187	3,208
Breakdown of operating income/loss by business area			
Mellersta Sveriges Lantbruks AB	4	6	- 2
Korsnäs Holding AB	386	446	349
CIS Credit International Services AB	12	2	17
Worldwide Loyalty B.V.	- 12	- 18	- 1
Other subsidiaries	- 26	- 16	- 7
Parent company, holding companies and eliminations	- 19	124	19
Total	345	544	375
Breakdown of income/loss after financial items by business area			
Mellersta Sveriges Lantbruks AB	43	5	- 8
Korsnäs Holding AB	329	438	309
CIS Credit International Services AB	9	0	16
Worldwide Loyalty B.V.	- 16	- 20	- 3
Other subsidiaries	- 24	- 15	- 6
Affiliated companies*	- 504	- 189**	- 242
Parent company, holding companies and eliminations	- 293	- 11	- 102
Total	- 462	214	- 36

* Excluding affiliated companies within Mellersta Sveriges Lantbruks AB, Korsnäs Holding AB and Worldwide Loyalty B.V.

** In the third quarter of 2001 Millicom International Cellular S.A. (MIC) reclassified its holding in Tele2 as long term, after which Kinnevik, with effect from the start of the year, accounted for MIC's holding in Tele2 at acquisition value when calculating Kinnevik's interest in MIC's earnings. The interest in the earnings of MIC has therefore been changed from the previously reported figure in the 2001 interim report for the period January 1 – June 30.

CONSOLIDATED INCOME STATEMENT (MSEK)

	2001 Apr. 1-June 30	2002 Apr. 1-June 30
Net turnover	1,588	1,664
Cost of sales	- 1,221	- 1,343
Gross result	367	321
Expenses for selling, administration, research and development	- 159	- 161
Income from corporate development	0	- 2
Income from sales of securities	150	5
Other operating income	60	47
Other operating expenses	- 62	- 28
Operating income	356	182
Participations in affiliated companies	- 99 **	- 85
Net financial items	- 81	- 80
Income after financial items	176	17
Taxes	- 57	- 47
Minority share in income	- 2	0
Net result for the period	117	- 30
Earnings per share before/after dilution, SEK	1.86	- 0.48
Total number of shares before/after dilution	62,938,677	62,938,677

REVIEW OF THE GROUP (MSEK)

	2001 Apr. 1-June 30	2002 Apr. 1-June 30
Breakdown of net turnover by business area		
Mellersta Sveriges Lantbruks AB	3	0
Korsnäs Holding AB	1,508	1,583
CIS Credit International Services AB	49	52
Worldwide Loyalty B.V.	12	14
Other subsidiaries	15	19
Parent company, holding companies and eliminations	1	- 4
Total	1,588	1,664
Breakdown of operating income/loss by business area		
Mellersta Sveriges Lantbruks AB	6	- 1
Korsnäs Holding AB	223	179
CIS Credit International Services AB	5	9
Worldwide Loyalty B.V.	- 1	0
Other subsidiaries	- 4	0
Parent company, holding companies and eliminations	127	- 5
Total	356	182
Breakdown of income/loss after financial items by business area		
Mellersta Sveriges Lantbruks AB	6	- 4
Korsnäs Holding AB	216	159
CIS Credit International Services AB	4	9
Worldwide Loyalty B.V.	- 2	- 1
Other subsidiaries	- 4	0
Affiliated companies*	- 105 **	- 82
Parent company, holding companies and eliminations	61	- 64
Total	176	17

* Excluding affiliated companies within Mellersta Sveriges Lantbruks AB, Korsnäs Holding AB and Worldwide Loyalty B.V.

**In the third quarter of 2001 Millicom International Cellular S.A. (MIC) reclassified its holding in Tele2 as long term, after which Kinnevik, with effect from the start of the year, accounted for MIC's holding in Tele2 at acquisition value when calculating Kinnevik's interest in MIC's earnings. The interest in the earnings of MIC has therefore been changed from the previously reported figure in the 2001 interim report for the period April 1 – June 30.

CONSOLIDATED BALANCE SHEET (MSEK)	Dec. 31, 2001	June 30, 2001	June 30, 2002
Fixed assets			
Goodwill	131	141	142
Machinery, equipment, property etc	8.621	8,508	8,542
Other stocks and participations	12,993	13,411	12,589
Long-term interest bearing receivables	1,144	1,323	1,135
Long-term non-interest bearing receivables	38	55	30
	22,927	23,438	22,438
Current assets			
Inventories	1,146	1,146	968
Short-term receivables	1,230	1,673	1,188
Cash, bank and short-term investments	521	2,102	508
	2,897	4,921	2,664
Total assets	25,824	28,359	25,102
Stockholders' equity			
Restricted equity	4,580	4,992	4,094
Unrestricted equity	9,118	10,186	8,968
	13,698	15,178	13,062
Minority interests in equity	16	13	9
Provisions			
Provisions for pensions	638	630	627
Deferred tax liabilities	970	996	1,029
Other provisions	783	675	703
	2,391	2,301	2,359
Long-term liabilities			
Non-interest bearing liabilities	2	51	1
Interest-bearing liabilities	8,234	8,114	8,127
	8,236	8,165	8,128
Short-term liabilities			
Non-interest bearing liabilities	1,137	2,447	1,089
Interest-bearing liabilities	346	255	455
	1,483	2,702	1,544
Total stockholders' equity and liabilities	25,824	28,359	25,102

CONSOLIDATED STATEMENT OF CASHFLOWS (MSEK)

	2001 Full year	2001 Jan. 1-June 30	2002 Jan. 1-June 30
Cashflow from			
operations	568	500	625
investing activities	-1,203	-799	-402
financing activities	443	255	-77
Cash flow for the period	-192	-44	146
Liquid funds, opening balance	496	496	325
Exchange rate differences in liquid funds	21	14	-10
Liquid funds, closing balance	325	466	461

STOCKHOLDERS' EQUITY (MSEK)

	2001 Full year	2001 Jan. 1-June 30	2002 Jan. 1-June 30
Group			
Closing balance December 31, 2000 before change in accounting principle	14,710	14,710	
Change in accounting principle	-63	-63	
Opening balance including impact of change in accounting principle	14,647	14,647	13,698
Translation differences	159	369	-371
Net income for the period	-570	93	-139
Dividend	-63	-63	-126
Deconsolidation and distribution of Transcom WorldWide S.A.	-481	132	-
Step-up acquisition of shares in Metro International S.A.	6	-	-
Closing balance	13,698	15,178	13,062

This Interim report is made up in accordance with recommendation 20 "Interim Reporting", issued by the Swedish Financial Accounting Standards Council. The accounting principles are the same as those applied in the annual report for 2001, except that compliance with RR15 Intangible Fixed Assets involves a change in accounting principle. The effect of this is that opening balance of equity and intangible fixed assets at January 1, 2001 have decreased by MSEK 63. The comparative figures for 2001 have been adjusted into line with the new principle.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIFÖRVALTNINGS AB KINNEVIK

By: ____________________
Name:
Title:

Date: 8/7/02